Exhibit III

INTRODUCTION TO THE FINANCIAL STATEMENTS

The Bank’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial statements for the financial years 2003, 2004 and 2005 have been examined by the Bank’s auditors from Ernst & Young, who were appointed by the Control Committee of the Bank. See Exhibit IV, “Description of the Registrant – Nordic Investment Bank – Governance.” The audit has been conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that the auditors plan and perform the audit in order to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. The audit opinion for the financial statements for the year ended December 31, 2005 is included with the “Financial Statements for the Fiscal Year 2005” as Exhibit III to this Annual Report on Form 18-K. The financial statements for the years ending December 31, 2003 and December 31, 2004 were audited by other authorized public accountants from Ernst & Young whose reports thereon dated March 5, 2004 and March 4, 2005, respectively expressed an unqualified opinion on those financial statements. The audit opinions for 2003 and 2004 are included in previous Form 18-K filings for December 31, 2003 and December 31, 2004, respectively and are incorporated by reference into the Bank’s Registration Statement under Schedule B of the Securities Act of 1933, as amended (No. 333-102986).

The accounting principles applied in NIB’s financial statements differ in certain respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences may be related to variance in the standards for recognition or measurement of amounts included in the financial statements or IFRS may lack of specific requirements or guidance that is available for U.S. GAAP in certain areas.  In addition, presentation and disclosure requirements may differ between IFRS and U.S. GAAP.

For the financial years  2003 and 2004  the Control Committee appointed as independent joint auditors for NIB Mr. Kristian Hallbäck, Authorized Public Accountant at Ernst & Young, Helsinki, and Mr. Torbjörn Hanson, Authorized Public Accountant at Ernst & Young, Stockholm. For the financial year 2005 the Control Committee has appointed Mr. Per-Olof Johansson,  Authorized Public Accountant at Ernst & Young, Helsinki, and Mr. Erik Mamelund, State Authorized Public Accountant at Ernst & Young, Oslo, as independent joint auditors for NIB.

NORDIC INVESTMENT BANK

PROFIT AND LOSS ACCOUNT JANUARY 1 - DECEMBER 31, 2005
(in thousands of EURO)

	2003	2004	2005
	EURO	EURO	EURO

Interest income	469,341	447,527	528,799
Interest expense	-313,912	-284,364	-360,135

NET INTEREST INCOME(1) (2)	155,429	163,163	168,664

Commission income and fees received(3)	4,876	7,998	8,634
Commission expense and fees paid	-1,470	-1,157	-1,524
Net profit on financial operations(4)	14,569	22,788	17,335
Foreign exchange gains and losses	-23	87	-105

OPERATING INCOME	173,381	192,879	193,004

EXPENSES
General administrative expenses(5)	19,753	21,395	24,034
Depreciation(10)	2,600	2,880	3,794
Credit loss/recovery(6)(8)	-307	-3,764	-119

TOTAL EXPENSES	22,047	20,512	27,709

PROFIT FOR THE YEAR	151,334	172,367	165,295

(1)-(6), (8) and (10) above refer to the corresponding Notes to the Financial Statements included as Exhibit III to this Report on Form 18-K.

REPORT OF THE BOARD OF DIRECTORS 2005

The year 2005 was positive for NIB. The financial results were good and new lending expanded at a rapid pace. The Bank’s loan disbursements were higher than in any previous year.

The economic development both within and outside the Bank’s member countries was consistently favourable; especially the investment performance in NIB’s markets was on the rise. Despite ample liquidity in the global economy, NIB’s financing was still in high demand.

The Bank’s objectives were to concentrate on financing economic activities in areas in which NIB can meet the demand for long-term loans and to finance activities in the business sector in non-member countries. NIB also maintained focus on projects facilitating environmental improvements, particularly in the regions adjacent to the member countries.

Membership in NIB was broadened at the beginning of 2005, when Estonia, Latvia and Lithuania became members of the Bank. A new agreement and new statutes entered into force as of 1 January 2005. A Board of Governors, taking over from the Nordic Council of Ministers as a new governing body for the Bank, was formally appointed as of 1 January.

Johnny Åkerholm took up the position of President and Chief Executive Officer on 1 April. He succeeded Jón Sigurðsson, who had been President and CEO since April 1994.

NIB continues to develop its governance in order to adjust to the constantly changing business environment and requirements. In pursuing this objective, the Bank focuses on achieving best practices in its operations and management. The Bank has implemented its new governance structure, reviewed its organisation and carried out important changes in risk management.

During 2005, the Bank continued to develop its risk management systems and updated the methodologies and tools used for assessing the quality of its debtors and transactions. At the end of the year the Board approved new scales for risk classification.

FINANCIAL RESULTS

NIB’s profits for 2005 were EUR 165 million (2004: EUR 172 million). The lower figure compared to last year is due to lower profits from market revaluation of the trading portfolio. The results for 2005 include gains from the trading portfolio of EUR 11 million (20). Net interest income increased during the year as a result of increased average volumes of assets outstanding. Net interest income was EUR 169 million, an increase of EUR 6 million, or 3%, compared to previous year. The Bank’s core earnings, i.e. the profit for the year excluding credit losses, the impact of gains and losses on items at fair value, and market value movements on the trading portfolio, totalled EUR 150 million, which is EUR 3 million above the earnings of the year 2004.

New loan agreements clearly exceeded the activity in 2004, and amounted to EUR 2,616 million (1,657). Loans disbursed reached the highest level ever, EUR 2,092 million (1,348). Loans outstanding totalled EUR 11,717 million (10,279). Exchange rate fluctuations caused an increase of EUR 332 million in loans outstanding.

The volume of new debt issues during the year amounted to EUR 2,059 million. NIB launched its fourth global benchmark transaction of USD 1 billion. Borrowings outstanding amounted to EUR 14,456 million at year-end 2005 (12,355).

The quality of the Bank’s loan portfolio and its financial counterparties continues to be high. The net effect of credit losses and recoveries was positive at EUR 0.1 million.

Due to the fact that Estonia, Latvia and Lithuania joining NIB as new members on 1 January 2005, the Bank’s authorised and subscribed capital rose from EUR 4,000 million to EUR 4,142 million.

The Board proposes that EUR 55 million (55) be paid as dividends to the Bank’s owners for the year 2005.

Profit as a proportion of average equity was 8.9% (10.1). The solvency ratio was 10.7% (10.9). The Bank’s balance sheet totalling EUR 18,178 million represents an increase of EUR 1,816 million since year-end 2004, mainly due to growth in the loan portfolio.

LENDING *)

Member countries

The year 2005 was characterised by greater demand for NIB’s long-term loans, despite a high supply of liquidity in the market. Particularly in the energy sector and in road-construction projects, NIB created added value for its clients by offering long-term financing of large, long-term investments, in line with its role as a provider of complementary financing.

The volume of new lending in the member countries reached an all-time high. NIB entered into 55 loan agreements corresponding to EUR 1,653 million (1,165), and a total of EUR 1,574 million (1,065) was disbursed. Reflecting the good liquidity among the Bank’s customers and the downward trend on margins, the amounts received as repayments and prepayments stayed at a fairly high level. Amortisations and prepayments amounted to EUR 740 million.

The portfolio of loans outstanding and guarantees in the member countries amounted to EUR 9,526 million (8,595) at year-end 2005. In addition to the existing portfolio of loans outstanding, the Bank had by year-end 2005 concluded agreements on loans, not yet disbursed, totalling EUR 437 million. Most of these loans have long lead times and can be found mainly in energy and road-construction projects.

The manufacturing industry continues to be the largest sector, accounting for 38% of the amount of loans agreed. Most of the loans to this sector went to cross-border corporate acquisitions, including the largest single disbursement, made to the food industry. Environment-friendly and energy-saving investments in the pulp and paper industry in Finland and Sweden were also significant, accounting for one third of loans to the manufacturing industry.

The energy sector was the second largest, with 28% of loans agreed during the year. Most of the energy-related investments NIB financed during the year have a positive effect on the environment. The Bank agreed on loans for the expansion of and improvements in electricity transmission networks in Estonia, Finland, Latvia and Norway.

Most of the Bank’s lending to small and medium-sized enterprises is channelled through financial intermediaries. This efficient way for NIB to participate in the financing of small, mainly energy- and environment-related investments, was especially used in Denmark.

As in previous years, the euro was the most important lending currency, followed by the Swedish krona.

*) In this section, Estonia, Latvia and Lithuania are included in the 2004 figures for the member countries.

Non-member countries

Demand for the Bank’s loans in non-member countries was strong during 2005. Loans agreed but not yet disbursed rose to EUR 1,188 million, compared to EUR 717 million at year-end 2004. The Bank entered into 29 international loan agreements: EUR 545 million went to 15 individual projects and EUR 417 million to 14 loan programs in cooperation with financial and other intermediaries.

Loan disbursements amounted to EUR 518 million (283). The largest borrower regions were Asia, Latin America, and Central and Eastern Europe. Loans outstanding amounted to EUR 2,216 million, compared to EUR 1,709 million at year-end 2004.

On 31 December 2005, NIB had loans outstanding in 29 countries outside the membership area. The cooperation with these countries is long-term and based on agreements made with the countries’ governments. As a rule, these agreements enable NIB to participate in the financing of projects in both the public and private sectors. In 2005, new framework agreements were entered into with the Democratic Socialist Republic of Sri Lanka, Serbia and Montenegro, as well as Ukraine.

Lending in non-member countries continues to be dominated by loans to infrastructure investments, especially in the energy, transport, and telecommunications sectors. During the year, the Bank had particularly active lending in Poland, China, Vietnam and Brazil.

The euro and the U.S. dollar were the most important currencies for NIB’s lending activities in non-member countries.

ENVIRONMENTAL FINANCING

NIB puts particular emphasis on the financing of projects with vital environmental benefits in different business sectors and countries. On a regional level, for example the Baltic Sea area, this includes issues such as eutrophication and acidification due to air emission and wastewater discharge. On a global level, climate change and the emission of greenhouse gases are important issues. Targets set in the Kyoto Protocol are challenging to most of NIB’s countries of operation.

NIB actively promotes investments that directly or indirectly reduce harmful emissions or other environmental hazards. Priority is given to environmental investments that are of importance to the member countries and their neighbouring areas. In 2005, the Bank granted 26 new environmental loans, totalling EUR 336 million. Of the total loans disbursed, 17% comprised environmental loans.

NIB has participated in the financing of a number of environmental projects in the neighbouring areas where the implementation has already begun or is in the final phase. Environmental investments in the private sector include energy efficiency and cleaner production measures in the pulp and paper industry and the upgrading of metallurgical industry. Public sector investments are focused on upgrading district heating systems and improving energy efficiency, as well as upgrading municipal wastewater systems. Important environmental projects in the member countries concerned energy efficiency and wind power plants, as well as emission reduction investments in pulp and paper mills. All these projects have a significant positive environmental impact.

NIB’s environmental investments, including projects within the framework of the Northern Dimension Environmental Partnership (NDEP), have shown substantial environmental benefits. The predicted reductions of polluting substances have been quantified and are expected to be substantial following implementation of the projects. The projects comprise a mix of different emission reduction approaches. The NIB-financed projects in Northwest Russia alone are expected to reduce air emissions of sulphur dioxide, a source of acid rain, by 150,000 tons annually. By comparison, the annual release from all sources in Sweden is 50,000 tons. The reduction of carbon dioxide, a greenhouse gas, is also expected to be significant in the area.

In the period from July 2004 to July 2005, NIB chaired the NDEP Steering Group. The aim of the partnership is to coordinate and streamline the financing of environmental projects with cross-border effects in the Northern Dimension Area, that is, the Baltic Sea and Barents regions, as well as Northwest Russia. Fifteen large environmental projects are either in the preparation or implementation stage. NIB is responsible for preparing and coordinating seven of these projects. Some of the feasibility studies of the NDEP projects are cofinanced with the Finnish Ministry of the Environment and the Swedish International Development Cooperation Agency Sida.

The first completed NDEP project was the Southwest Wastewater Treatment Plant in St. Petersburg, inaugurated in September 2005. The new plant will make a major contribution to improving the quality of water in the Baltic Sea as the effluent load of untreated and contaminated wastewater will be reduced significantly. Since 2000, NIB has coordinated the financial structuring of the project and has acted as lead bank for the project financing.

COOPERATION WITH FINANCIAL INSTITUTIONS

NIB places great importance on its cooperation with commercial banks, as well as with other international financial institutions, in order to create added value for its customers through supplementing other sources of finance with long-term loans. The cooperation with other financiers deepened in a number of areas during the year; particularly within the NDEP.

NIB has cooperation agreements with international and regional development banks, such as the Asian Development Bank, ADB; the African Development Bank, AfDB; the Council of Europe Development Bank, CEB; the European Bank for Reconstruction and Development, EBRD; the Inter-American Development Bank, IDB; as well as the IBRD, IDA, and IFC within the World Bank Group.

NIB has close cooperation with its three sister organisations within the Nordic Finance Group (the Nordic Development Fund, NDF; the Nordic Environment Finance Corporation, NEFCO; and the Nordic Project Fund, Nopef).

Channelling part of the lending operations through financial intermediaries is an efficient way for NIB to participate in the financing of small and medium-sized enterprises’ investments. NIB has agreements with 39 Nordic and Baltic banks and financial institutions which act as intermediaries for lending to small and medium-sized enterprises in the member countries. NIB also cooperates across a broad spectrum of financial intermediaries in most of the non-member countries with which it has cooperation agreements. The current number of financial intermediaries outside the member countries is 20, often comprising state-owned development banks or local commercial banks.

FINANCIAL ACTIVITIES

NIB borrowed EUR 2,059 million (1,808) on the capital markets in 2005 through 26 (18) borrowing transactions in 7 (8) different currencies.

The U.S. dollar was the most important borrowing currency, with seven transactions for a total amount equivalent to EUR 1,268 million, corresponding to 62% of total borrowings. The euro, the new Turkish lira, the Hong Kong dollar, the Australian dollar, the Japanese yen and the Slovak koruna were the other borrowing currencies.

The currency composition of the borrowing is changed by entering into swap agreements with reliable counterparties to reflect the demand for lending disbursements, which are mainly carried out in the euro and the U.S. dollar.

Total borrowings outstanding constituted EUR 14,456 million (12,355) at year-end.

NIB invests an amount corresponding to the size of its equity in a euro-denominated fixed income portfolio. Long-term yields in the euro zone fell over the course of 2005, having a positive impact on the Bank’s results for 2005 through revaluation gains on securities in the trading portfolio. On the other hand, lower interest rates reduce the net interest income on the fixed income portfolio over time.

The net liquidity calculated according to IFRS stood at EUR 3,101 million (2,876) at year-end. This was slightly lower than expected mainly due to a strong pick-up in the disbursement of loans towards the end of the year.

RISK MANAGEMENT

NIB continued developing and improving its risk management methods, which combine a traditional system of management by limits and the use of benchmarks with a model-based follow-up of portfolio risks. These two different approaches complement each other and are used in the management of both market risk and credit risk.

In 2005, NIB continued the implementation of a new system of portfolio credit risk management, whereby the need to allocate capital for covering the risks of possible credit losses is related to each specific, individual transaction. The methodologies and tools for assessing the quality of the Bank’s obligors and transactions were updated during the year. At the end of the year the Board of Directors therefore approved new scales for NIB’s risk classification. The existing risk classification system of ten classes was replaced by a system of twenty classes.

The quality of the Bank’s portfolios, taken as a whole, continues to be very high. The portfolios are well balanced as regards both geographical and sector distribution, as well as the degree of concentration. At year-end 2005, the quality of the Bank’s assets was generally as high as at the beginning of the year.

INTERNAL CONTROL AND INTERNAL AUDIT

The objective of NIB’s internal control system is to secure and develop the long-term financial preconditions for operations, and to conduct operations in an economical and cost-efficient way, in compliance with given rules and regulations. The focus of the internal control is on the management of financial and operational risks. The internal control system constitutes an integral part of each employee’s work and covers systems and procedures for monitoring and managing transactions, positions and documentation with a clear segregation of duties between recording, risk management and transaction-generating functions.

NIB’s internal audit follows international professional standards established by the Institute of Internal Auditors. The task of the internal audit is to regularly analyse and evaluate the Bank’s internal control system, operational procedures and other systems. Important focal areas for the internal audit include the efficiency and reliability of the Bank’s individual processes and systems, as well as compliance with the Bank’s statutes and other directives and regulations.

ADMINISTRATION

At year-end, the number of employees was 150 (147). As a direct result of the membership of Estonia, Latvia and Lithuania in the Bank, the first employees from the Baltic countries were recruited.

From the beginning of 2005, NIB’s two official languages are English and Swedish, with English being the predominant corporate language. Following the enlargement of the Bank’s membership at the beginning of 2005, English is the principal working language of NIB’s managerial and governing bodies.

Due to upcoming retirements and organisational changes, a process of recruiting for senior management positions started in mid-2005. As of the beginning of 2006, three new members were appointed to the Management Committee.

The Board of Governors approved a new code of conduct for the Board of Directors and the President during the year. The code of conduct for the staff is also under review.

The Cooperation Council established a working group to make an equality plan for the Bank. An employee survey was conducted in order to find out if there were any areas that needed special attention. The equality plan will be authorised in 2006.

The Bank continued a large-scale programme of upgrading its core IT capacities. The modernisation programme launched in 2002 aims at renewing the IT systems for commercial lending, treasury back-office operations and accounting. The commercial lending project was completed in 2005.

A committee on fighting corruption was established during 2005. As an international organisation, NIB places particular emphasis on fighting corruption in both its internal and external activities and operations. The guidelines for combating corruption are set in a special resolution adopted by NIB in 2000 and revised in 2004. The resolution also includes efforts to combat money laundering and international terrorism.

OUTLOOK

Demand for NIB’s long-term loans in the member countries is expected to be more sluggish in 2006 as a result of high liquidity in the financial markets. While high liquidity is expected to hold back NIB’s lending outside the member countries, the pipeline of upcoming loans suggests a certain increase in 2006 as compared to the previous year.

Priority will continue to be given to the financing of projects, in which the Bank provides value added, i.e. meeting the need for long-term financing. Particular emphasis is therefore on environmental projects and infrastructure investments both in the Bank’s member and non-member countries.

The future lending strategy of the Bank was an important question on the agenda of the Board of Directors in 2005. This discussion will continue during 2006. The finalised strategy will allow NIB to identify and focus on areas of activities in which the Bank can take full advantage of its strengths.

In order to fund its lending operations, NIB will continue its flexible, global borrowing strategy in 2006, through a combination of global benchmark issues of bonds and smaller issues targeting particular market niches in the global capital markets.

The Bank’s operational results in terms of its core profits in 2006 are expected to be similar to 2005. Profits from the revaluation of debt securities in the trading portfolio cannot be expected in 2006.

PROPOSAL BY THE BOARD OF DIRECTORS TO THE BOARD OF GOVENORS

The Board of Directors’ proposal for the allocation of profits for the year 2005 takes into consideration that the Bank’s operations are carried out with the objective of achieving a reasonable return on the Bank’s paid-in capital and paying a satisfactory dividend to the member countries. The proposal will facilitate the continuing accumulation of the Bank’s equity and keep its ratio of equity to total assets at a secure level, both of which are prerequisites for maintaining the Bank’s high creditworthiness.

In accordance with Section 11 of the Statutes of the Bank, the profit for 2005 of EUR 165,295,121.82 is allocated as follows:

•                  EUR 110,295,121.82 is transferred to the General Credit Risk Fund as a part of equity;

•                  no transfer is made to the Statutory Reserve; and

•                  EUR 55,000,000.00 is made available for distribution as dividends to the Bank’s member countries.

The Profit and Loss Account, Balance Sheet, Changes in Equity and Cash Flow Statement, as well as the Notes to the Financial Statements, are to be found on pages 1 through 25.

Helsinki, 9 March 2006

Baldur Guðlaugsson

Lars Kolte

Edmunds Krastiņš

Rolandas Kriščiūnas

Kristina Sarjo

Arild Sundberg

Madis Üürike

Erik Åsbrink

Johnny Åkerholm, President and CEO

NORDIC INVESTMENT BANK

PROFIT ANDLOSS ACCOUNT 1 JANUARY –31 DECEMBER

	Note	2005	2004
		1,000 EUR	1,000 EUR

Interest income		528,799	447,527
Interest expense		-360,135	-284,364
Net interest income	(1), (2)	168,664	163,163

Commission income and fees received	(3)	8,634	7,998
Commission expense and fees paid		-1,524	-1,157
Net profit on financial operations	(4)	17,335	22,788
Foreign exchange gains and losses		-105	87
Operating income		193,004	192,879

Expenses
General administrative expenses	(5)	24,034	21,395
Depreciation	(10)	3,794	2,880
Credit loss / recovery	(6), (8)	-119	-3,764
Total expenses		27,709	20,512

PROFIT FOR THE YEAR		165,295	172,367

The Nordic Investment Bank’s accounts are kept in euro.

NORDIC INVESTMENT BANK

BALANCE SHEET AT 31 DECEMBER

		Note	2005	2004
			1,000 EUR	1,000 EUR
ASSETS		(1), (18), (19)
Cash and cash equivalents		(17), (20)	3,568,561	3,198,351

Financial placements		(7), (17)
Placements with credit institutions			105,867	89,730
Debt securities			1,302,595	1,251,341
Other			7,052	6,713
			1,415,514	1,347,784
Loans outstanding		(8), (17)	11,716,596	10,279,082
Intangible assets		(9)	7,423	5,928
Tangible assets		(9)	34,884	36,037
Other assets		(11), (17)
Derivatives			1,076,046	1,208,380
Other assets			2,569	3,227
			1,078,616	1,211,607
Paid-in capital and payments to the Bank’s reserves, receivable			52,274	—

Accrued interest and fees receivable			304,566	283,856
Total assets			18,178,433	16,362,645

LIABILITIES AND EQUITY		(18), (19)
Liabilities
Amounts owed to credit institutions		(17)
Short-term amounts owed to credit institutions		(20)	467,985	322,378
Long-term amounts owed to credit institutions			100,075	94,467
			568,060	416,845

Debts evidenced by certificates		(12), (17)
Debt securities issued			14,205,040	12,132,371
Other debt			250,663	222,267
			14,455,702	12,354,638

Other liabilities		(13), (17)
Derivatives			934,987	1,565,235
Other liabilities			5,283	4,244
			940,271	1,569,479

Accrued interest and fees payable			268,832	241,116
Total liabilities			16,232,865	14,582,078
Equity
Authorised and subscribed capital	4,141,903
of which callable capital	-3,723,301
Paid-in capital (1)	418,602	(14)	418,602	404,260
Reserve funds		(15)
Statutory Reserve			644,983	644,983
General Credit Risk Fund			424,367	357,000
Special Credit Risk Fund PIL			238,200	188,200
Fund, HIPC Programme			4,300	4,300
Payments to the Bank’s reserves, receivable			42,713	—
Other value adjustments			7,109	9,457
Profit for the year			165,295	172,367
Total equity			1,945,569	1,780,567

Total liabilities and equity			18,178,433	16,362,645
Guarantee commitments		(8), (16)	25,000	25,000
Collateral and commitments		(16)

(1) Of paid-in capital, EUR 409,040,590 was received as of 31 December 2005 (December 2004: EUR 404,260,110).

NORDIC INVESTMENT BANK

CHANGES IN EQUITY

(Amounts in EUR million)

	Paid-in capital	Statutory Reserve	General Credit Risk Fund	Special Credit Risk Fund PIL	Fund, HIPC Programme	Payments to the Bank’s Statutory Reserve and credit risk funds	Other value adjustments	Profit for the year	Total

Equity at 31 December 2003	404.3	645.0	337.0	98.2	4.3		9.5	151.3	1,649.6
Appropriations between reserve funds			20.0	90.0				-110.0	0.0
Dividend payment								-41.3	-41.3
Available-for-sale portfolio									—
Hedge accounting							-0.1		-0.1
Profit for the year								172.4	172.4
EQUITY AT 31 DECEMBER 2004	404.3	645.0	357.0	188.2	4.3	—	9.5	172.4	1,780.6
Appropriations between reserve funds			67.4	50.0				-117.4	0.0
Paid-in capital	4.8								4.8
Called in authorised and subscribed capital	9.6								9.6
Payments to the Bank’s Statutory Reserve and credit risk funds, receivable						42.7			42.7
Dividend payment								-55.0	-55.0
Available-for-sale portfolio									-
Hedge accounting							-2.3		-2.3
Profit for the year								165.3	165.3
EQUITY AT 31 DECEMBER 2005	418.6	645.0	424.4	238.2	4.3	42.7	7.1	165.3	1,945.6
Proposed appropriation of the year’s profit	2005	2004
Appropriation to Statutory reserve	—	—
Appropriation to credit risk reserve funds
General Credit Rik Fund	110.3	67.4
Special Credit Risk Fund PIL	—	50.0
Fund, HIPC Programme	—	—
Appropriation to dividend payment	55.0	55.0
PROFIT FOR THE YEAR	165.3	172.4

The Nordic Investment Bank’s accounts are kept in euro.

NORDIC INVESTMENT BANK

CASH FLOW STATEMENT 1 JANUARY – 31 DECEMBER

	Note	2005 *	2004 *
		1,000 EUR	1,000 EUR
Cash flows from operating activities	(20)	186,065	177,841
Cash flows from investing activities
Lending
Disbursements of loans		-2,092,465	-1,347,779
Repayments of loans		971,926	1,408,072
Capitalisations, redenominations, index adjustments etc.		-1,959	-485
Exchange rate adjustments		-331,729	189,337
Placements and debt securities
Purchase of debt securities		-654,211	-492,460
Sales of debt securities		595,643	502,834
Placements with credit institutions		-14,986	34,171
Other financial placements		-339	1,552
Exchange rate adjustments, etc.		-1,299	-701
Other items
Change in swap receivables		51,713	-83,013
Change in other assets		1,100	826
Change in tangible and intangible assets		-4,135	-7,644
Investing activities, total		-1,480,741	204,709

Cash flows from financing activities

Debts evidenced by certificates
Issues of new debt		2,059,067	1,808,339
Redemptions		-856,316	-1,764,676
Exchange rate adjustments		1,060,401	-485,749
Issuing charges		-11,680	-1,525
Other items
Placements from credit institutions		5,609	-19,898
Change in swap payables		-688,623	264,618
Change in other liabilities		1,040	-10,647
Dividend paid		-55,000	-41,334
Paid-in capital		4,780	—
Financing activities, total		1,519,279	-250,872

CHANGE IN NET LIQUIDITY	(20)	224,603	131,678
Opening balance for net liquidity		2,875,973	2,744,295
Closing balance for net liquidity		3,100,576	2,875,973

*   The cash flow statement for 2005 has been changed as follows:

- Change in accrued interest for swaps are handled per swap contract.

- Change in swap receivables and payables are handled gross per swap contract.

This is done in order to improve the transparency of the cash flow statement and to facilitate the reconciliation of the cash flows to the balance sheet.

The figures for 2004 have been adjusted accordingly.

The Nordic Investment Bank’s accounts are kept in euro.

NOTES TO THE FINANCIAL STATEMENTS

General operating princinples

The operations of the Nordic Investment Bank (hereinafter called the Bank or NIB) are governed by an agreement among the governments of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (hereinafter called the member countries), and the Statutes adopted in conjunction with that agreement.

NIB is a multilateral financial institution that operates in accordance with sound banking principles. NIB finances private and public projects which have high priority with the member countries and the borrowers. NIB finances projects both within and outside the member countries, and offers its clients long-term loans and guarantees on competitive market terms.

NIB acquires the funds to finance its lending by borrowing on the international capital markets.

The authorised capital stock of the Bank is subscribed by the member countries. Any increase or decrease in the authorised capital stock shall be decided by the Board of Governors, upon proposal of the Board of Directors of the Bank.

In the member countries, the Bank is exempt from payment restrictions and credit policy measures, and has the legal status of an international legal person, with full legal capacity. The Agreement concerning NIB contains provisions regarding immunity and privileges accorded to the Bank, e.g. the exemption of the Bank’s assets and income from taxation.

The headquarters of the Bank are located in Helsinki, Finland.

Significant accounting principles

BASIS FOR PREPARING THE FINANCIAL STATEMENTS

The Bank’s financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). The Bank’s accounts are kept in euro. The Bank’s financial statements are presented in millions or thousands of euro. With the exceptions noted below, they are based on historical cost.

ASSESSMENTS MADE IN PREPARING THE FINANCIAL STATEMENTS

As part of the process of preparing the financial statements, the Bank’s management is required to make certain estimates and assumptions that have an effect on the Bank’s profits, its financial position and other information presented in the annual report. These estimates are based on available information and the judgements made by the Bank’s management. Actual outcomes may deviate from the assessments made, and such deviations may thus at times be substantial.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are recognised in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recognised in the accounts at the euro rate prevailing on the transaction date. Income and expenses recognised in currencies other than the euro are converted on a monthly basis to the euro, in accordance with the euro exchange rate at the end of each month.

Realised and unrealised exchange rate gains and losses are recognised in the profit and loss account.

The Bank uses the official exchange rates published for the euro by the European Central Bank. See Note 21.

CASH AND CASH EQUIVALENTS, NET LIQUIDITY

The item “Cash and cash equivalents” refers to monetary assets and placements with original maturities of 6 months or less, calculated from the date the acquisition and placements were made. The item also includes placements in liquid debt securities at floating interest rates, regardless of original maturity.

Net liquidity refers to the net amount of monetary assets, placements and liabilities with original maturities of 6 months or less calculated from the time the transaction was entered into, as well as placements in liquid debt securities at floating interest rates irrespective of original maturity. This corresponds in substance to the Bank’s operational net liquidity.

FINANCIAL PLACEMENTS

Items recognised as financial placements in the balance sheet include placements with credit institutions and in debt securities, for example, bonds and other debt certificates, as well as certain placements in instruments with equity features. The placements are initially recognised on the settlement date. Their subsequent accounting treatment depends on the purpose of the placements.

Financial assets held for trading are carried at fair value. Changes in fair value are recognised in the profit and loss account. Held-to-maturity financial assets are carried at amortised cost. These financial assets are assessed on an ongoing basis for impairment.

Available-for-sale financial assets are measured at fair value. Unrealised value changes are recognised in “Equity” under the item “Other value adjustments” until the asset is sold or the unrealised loss is considered to be permanent. When the placement is sold or written down, the accumulated unrealised gain or loss is transferred to the year’s profit or loss, and becomes part of “Net profit on financial operations.”

LENDING

The Bank may grant loans and provide guarantees under its ordinary lending or under various special lending facilities. The special lending facilities, which carry member country guarantees, consist of Project Investment Loans (PIL), Environmental Investment Loans (MIL) and Baltic Investment Loans (BIL).

Ordinary lending includes loans and guarantees within and outside the member countries, as well as Regional Loans in the Nordic countries. The Bank’s ordinary lending ceiling corresponds to 250% of its authorised capital and accumulated general reserves and amounts to EUR 13,411 million following the appropriations of the year’s profits in accordance with the Board of Directors’ proposal.

Project Investment Loans are granted for financing creditworthy projects in the emerging markets of Asia, the Middle East, Central and Eastern Europe, as well as Latin America and Africa. The Bank’s Statutes permit loans to be granted and guarantees to be issued under the PIL facility up to an amount corresponding to EUR 4,000 million. The member countries guarantee the PIL loans up to a total amount of EUR 1,800 million. The Bank, however, will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund for PIL. Only thereafter would the Bank be able to call the member countries’ guarantees according to the following principle: the member countries guarantee 90% of each loan under the PIL facility up to a total amount of EUR 1,800 million. Payment under the member countries’ guarantees takes place at the request of the Board of Directors, as provided for under an agreement between the Bank and each individual member country.

The Bank is authorised to grant special Environmental Investment Loans up to the amount of EUR 300 million, for the financing of environmental projects in the areas adjacent to the member countries. The Bank’s member countries guarantee 100% of the MIL facility.

Until 31 December 1999, the Bank granted loans for investments in the Baltic countries within the EUR 60 million Baltic Investment Loan facility. The Nordic countries guarantee 100% of the BIL facility.

The Bank’s lending transactions are recognised in the balance sheet at the time the funds are transferred to the borrower. Loans are recognised initially at historical cost, which corresponds to the fair value of the transferred funds including transaction costs. Loans outstanding are carried at amortised cost. If the loans are hedged against changes in fair value by using derivative instruments, they are recognised in the balance sheet at fair value, with value changes recognised in the profit and loss account.

CREDIT LOSSES

Receivables are carried at their estimated recoverable amount. Where the collectability of identified loans is in doubt, specific impairment losses are recognised in the profit and loss account. Impairment is defined as the difference between the carrying value of the asset and the net present value of expected future cash flows, determined using the instrument’s original effective interest rate where applicable. Impairment losses are measured based on individual assessment of the collectable amount for loans and guarantees. The assessment takes into account any costs of administration or realisation of the security.

On the liabilities side, impairment is recognised in respect of the guarantees NIB has issued. The net cost of any calls made under guarantees and other similar commitments issued by NIB is likewise recognised in the profit and loss account.

In the event that payments in respect of an ordinary loan are more than 90 days overdue, all of the borrower’s loans are deemed to be non-performing.

In the event that payments in respect of a PIL loan to a government or guaranteed by a government are more than 180 days overdue, all of the borrower’s loans are deemed to be non-performing. Whenever payments in respect of a PIL loan that is not to a government or guaranteed by a government are more than 90 days overdue, all of the borrower’s loans are deemed to be non-performing. Impairment losses are then recognised in respect of the part of the outstanding loan principal, interest, and fees that correspond to the Bank’s own risk for this loan facility at any given point in time.

INTANGIBLE ASSETS

Intangible assets mainly consist of investments in software, software licenses and ongoing investments in new IT systems. The investments are carried at historical cost, and are amortised over the assessed useful life of the assets, which is estimated to be between 3 and 5 years. The amortisations are made on a straight-line basis.

TANGIBLE ASSETS

Tangible assets in the balance sheet include land, buildings, office equipment, and other tangible assets owned by the Bank. The assets are recognised at historical cost, less any accumulated depreciation based on their assessed useful life. No depreciations are made for land. The Bank’s office building in Helsinki is depreciated on a straight-line basis over a 40-year period. The Bank’s other buildings are depreciated over a 30-year period. The depreciation period for office equipment and other tangible assets is determined by assessing the individual item. The depreciation period is usually 3 to 5 years.

WRITE-DOWNS

The Bank’s assets are reviewed annually for impairment. If there is any objective evidence of impairment, the impairment loss is determined based on the recoverable amount of the assets.

BORROWING

The Bank’s borrowing transactions are recognised in the balance sheet at the time the funds are transferred to the Bank. The borrowing transactions are recognised initially at historical cost, which is the fair value of the funds transferred, less transaction costs. Borrowings outstanding are carried at amortised cost. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances, the borrowing transaction is recognised in the balance sheet at fair value, with any changes in value recognised in the profit and loss account.

DERIVATIVE INSTRUMENTS

The Bank’s derivative instruments are recognised at fair value in the balance sheet as “Other assets” or “Other liabilities.”

During the time the Bank holds a derivative instrument, any changes in the fair value of such an instrument are recognised in the profit and loss account, or directly in “Equity” as part of the item “Other value adjustments,” depending on the purpose for which the instruments were acquired. The value changes of derivative instruments that were not acquired for hedging purposes are recognised in the profit and loss account. The accounting treatment for derivative instruments that were acquired for hedging purposes depends on whether the hedging operation was in respect of cash flow or fair value.

When hedging future cash flows, the change in fair value of the effective portion of the hedging instrument is recognised directly in “Equity” as part of the item “Other value adjustments” until the maturity of the instrument. At maturity, the amount accumulated in “Equity” is included in the profit and loss account in the same period or periods during which the hedged item affects the profit and loss account.

When hedging the fair value of a financial asset or liability, the derivative instrument’s change in fair value is recognised in the profit and loss account together with the hedged item’s change in fair value in “Net profit on financial operations.”

Sometimes a derivative may be a component of a hybrid financial instrument that includes both the derivative and a host contract. Such embedded derivative instruments are part of a structured financing transaction that is hedged against changes in fair value by means of matching swap contracts. In such cases, both the hedged borrowing transaction and the hedging derivative instrument are recognised at fair value with changes in fair value in the profit and loss account.

The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. When there is a high (negative) correlation between the hedging instrument on the one hand and the value change on the hedged item or the cash flows generated by the hedged item on the other, the hedge is regarded as effective. The hedging relationship is documented at the time the hedge transaction is entered into, and the effectiveness of the hedge is assessed continuously.

FAIR VALUE

The fair value of financial instruments, including derivative instruments that are traded in a liquid market, is the bid or offered closing price at balance sheet date. Where there is no liquid market for a financial instrument, fair value is determined by discounting the estimated future cash flows at market rates that correspond to the remaining lifetime of the instrument. The Bank’s structured borrowing transactions with embedded derivative instruments, and the hedging swap contracts, are measured at fair value by using revaluation models.

EQUITY

The Bank’s authorised and subscribed capital is EUR 4,141.9 million, of which the paid-in portion is EUR 418.6 million. Payment of the subscribed, non-paid-in portion of authorised capital, i.e., the callable capital, will take place at the request of the Bank’s Board of Directors to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations.

The Bank’s reserves have been built up by means of appropriations from the profits of previous accounting periods, and consist of the Statutory Reserve, as well as funds for credit risks: the General Credit Risk Fund, the Special Credit Risk Fund for PIL, and the Fund for the HIPC Programme (Debt Initiative for Heavily Indebted Poor Countries).

The Bank’s profits, after allocation to appropriate credit risk funds, are transferred to the Statutory Reserve until it amounts to 10% of NIB’s subscribed authorised capital. Thereafter, the Board of Governors, upon a proposal by the Bank’s Board of Directors, shall decide upon the allocation of the profits between the reserve fund and dividends on the subscribed capital.

The General Credit Risk Fund is designed to cover unidentified exceptional risks in the Bank’s operations.

Allocations to the Special Credit Risk Fund for PIL are made primarily to cover the Bank’s own risk in respect of credit losses on PIL loans.

In 2000, the Bank decided to participate in the HIPC Programme initiated by the World Bank and the International Monetary Fund. NIB’s participation in the programme concerns only one borrower country.

INTEREST

The Bank’s net interest income includes accrued interest on loans as well as accruals of the premium or discount value of financial instruments. Net interest income also includes swap fees that are accrued over the transactions’ lifetimes.

Borrowing costs are recognised as reductions of the borrowing in the balance sheet. They are amortised over the lifetime of the borrowing and included in “Net interest income” in the profit and loss account.

FEES AND COMMISSIONS

Fees collected when disbursing loans are recognised as income at the time of the disbursement, which means that fees and commissions are recognised as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed but not yet disbursed, and are accrued in the profit and loss account over the commitment period.

Annually recurrent costs arising as a result of the Bank’s borrowing, investment and payment transactions are recognised under the item “Commission expense and fees paid.”

FINANCIAL TRANSACTIONS

The Bank recognises in “Net profit on financial operations” both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are included.

ADMINISTRATIVE EXPENSES

The Bank provides services to the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO). Payments received by the Bank for providing services at cost to these organisations are recognised as a reduction in the Bank’s administrative expenses.

NIB receives a host country reimbursement from the Finnish Government equal to the tax withheld from the salaries of NIB’s employees. This payment reduces the Bank’s administrative expenses. It is shown in Note 5.

LEASING AGREEMENTS

Leasing agreements are classified as operating leases if the rewards and risks incident to ownership of the leased asset, in all major respects, lie with the lessor. Lease payments under operating leases are recognised on a straight-line basis over the lease term. The Bank’s rental agreements are classified as operating leases.

EMPLOYEES’ PENSIONS AND INSURANCE

The Bank is responsible for arranging the pension security for its employees. In accordance with the Headquarters Agreement between the Bank and the Finnish Government and as part of the Banks’s pension arrangements the Finnish state pension system applies. Contributions to this pension system, which are paid to the Finnish State Pension Fund, are calculated as a percentage of salaries. The Finnish Government determines the basis for the contributions, and the Finnish State Treasury establishes the actual percentage of the contributions.

NIB has also provided its permanent employees with a supplementary pension insurance scheme arranged by a private pension insurance company. This is group pension insurance based on a defined contribution plan. The Bank’s pension liability is completely covered.

In addition to the applicable local social security systems, NIB has taken out a comprehensive accident, life and health insurance policy for its employees in the form of group insurance.

Risk management

The Bank applies conservative guidelines for its risk management. These guidelines call for continuous monitoring of NIB’s risk exposure with regard to interest rate, foreign exchange rate and counterparty risks. The Board of Directors establishes limits for these risks. The market risks are controlled with a combination of value-at-risk (VAR), duration and gap analysis.

The Bank uses derivative instruments in the form of interest rate and currency swaps, forward contracts, futures, forward rate agreements, and options, in order to protect itself against market risks that may occur in the Bank’s borrowing and lending operations. Through this hedging policy, the Bank strives to eliminate these market risks, usually on a back-to-back basis.

FOREIGN EXCHANGE RATE RISK

According to its Statutes, the Bank has to protect itself against foreign exchange rate risk to the extent practicable. Exchange rate risks can occur in the Bank’s operations mainly because NIB’s lending operations are funded in a currency other than the currency in which the loan is denominated. These exchange rate risks are minimised by hedging the exchange rate exposure inherent in the borrowing operations by means of swap contracts. Swap contracts, however, do not eliminate the exchange rate risk in the Bank’s future interest margin income in foreign currencies. The risk primarily involves exchange rate changes between the euro and the U.S. dollar. The effects of such changes in exchange rates on the Bank’s profit and loss account are, however, limited.

INTEREST RATE RISK

The interest rate risk is the possible effect that changes in market interest rates can have on the value of interest-bearing assets and liabilities, and on the interest flow that is recognised in the profit and loss account. The interest rate risk is dependent on the length of the interest rate fixing period, and on the maturity profile of assets relative to liabilities. Differences in the length of interest rate fixing periods can involve sensitivity to changes in interest rate levels (general interest rate risk). The differences in the maturity profile between assets and liabilities can lead to a refinancing or reinvestment risk, as changes may occur in interest rate margins of the assets or liabilities. The Bank has an established limit system to control general interest rate risk as well as refinancing and reinvestment risks. The system measures differences in interest rate fixing periods and in maturity profiles, and calculates their estimated effect on the Bank’s net interest income.

The Bank invests an amount corresponding to its equity in interest-bearing securities with high credit ratings. Approximately one-third of the Bank’s equity has been placed in a marked-to-market portfolio with a maximum duration of 5.5 years and a daily value-at-risk not exceeding 0.4% of the portfolio’s value at a 95% confidence level. The remaining two thirds of NIB’s equity has been placed in a held-to-maturity portfolio that has a duration of between 3.0 and 5.5 years. Fluctuations in the value of the marked-to-market portfolio affect the Bank’s profits. Fluctuations in interest rates also affect the net interest income in the held-to-maturity portfolio, since the interest and capital at maturity are reinvested.

CREDIT RISK

Credit risk is realised in the event the Bank’s counterparties fail to fulfil their contractual obligations vis-à-vis the Bank. Credit risk is an integral part of banking operations, and exists in the Bank’s various products such as loans, guarantees, derivative instruments, etc.

The Bank’s credit risk is monitored by means of a common, unified risk classification system, in which the Bank’s counterparties are divided into credit risk classes on a scale from 1 to 10. The Bank also has rules for credit risk concentrations with regard to individual counterparties, economic sectors, countries, etc. At the end of 2005, the Board approved new scales for the Bank’s risk classification. The existing system of ten classes is replaced by a system of 20 classes in 2006.

Note 8 provides information regarding the geographical and sectoral distribution of the Bank’s loans and guarantees issued, as well as their distribution by type of security.

LIQUIDITY RISK

The Bank’s policy is to have a level of liquidity that corresponds to its net liquidity requirements for the following 12 months. These funds are invested partially in the interbank market and partially in various kinds of floating interest rate debt securities. A small portion is invested in fixed-interest rate instruments. The average duration of the liquidity portfolio is restricted by the limit set for interest rate risk.

OPERATIONAL RISK

NIB deals with legal risks and other risks through a system of internal controls, and by following clear rules for the assignment of work and responsibilities among and within all the Bank’s departments. The internal controls cover systems and procedures for monitoring and managing transactions, positions and documentation with a clear division of responsibility between recording, risk management and transaction-generating functions.

Internal audit

The internal audit is part of the Bank’s internal control system. Important focal areas for the internal audit include the efficiency and reliability of the Bank’s individual processes and systems, as well as compliance with the Bank’s Statutes and other central directives and regulations. The internal audit is carried out in accordance with international standards for professional practice issued by the Institute of Internal Auditors. The internal audit annual activity plan is approved by the Board of Directors, and the audit reports are regularly submitted to the Board of Directors and to the Bank’s Control Committee.

Segment information

Segment information and currency distribution in the notes are presented in nominal amounts. The adjustment to hedge accounting is presented as a separate item.

Reclassifications

Some minor reclassifications have been made. The comparative figures have been adjusted accordingly.

Notes to the profit and loss account, balance sheet and cash flow statement

(1) SEGMENT INFORMATION

Primary reporting segment—business operations
(Amounts in EUR 1,000)

In its segment reporting, NIB divides its operations into two major segments: lending and financial operations. The lending operations consist of granting loans on commercial terms within and outside the member countries for projects of mutual interest to the member countries and the borrower country. Financial operations consist of the management of liquidity and placement of funds in financial investment portfolios.

	Lending	Liquidity	Placement in financial investment portfolios	Total	Lending	Liquidity	Placement in financial investment portfolios	Total
	2005	2005	2005	2005	2004	2004	2004	2004
Net interest income	77,574	20,444	70,646	168,664	73,510	19,575	70,078	163,163
Commission income and fees received	6,509	2,125	—	8,634	4,329	3,669	—	7,998
Commission expense and fees paid	-222	-1,302	—	-1,524	-5	-1,152	—	-1,157
Net profit on financial operations	1,349	7,027	8,960	17,335	797	5,831	16,161	22,788
Foreign exchange gains and losses	—	-105	—	-105	—	87	—	87
Administrative expenses, depreciations	-23,719	-1,568	-2,541	-27,827	-20,657	-1,289	-2,329	-24,276
Credit loss / recovery	119	—	—	119	3,764	—	—	3,764
Profit for the year	61,609	26,620	77,066	165,295	61,737	26,720	83,910	172,367
Assets	11,803,415	4,429,449	1,945,569	18,178,433	10,345,947	4,236,131	1,780,567	16,362,645

Secondary reporting segment—geographical segment
(Amounts in EUR 1,000)

In its member countries, the Bank participates in the financing of cross-border investments and projects in industry that involve several member countries. The core of NIB’s lending operations outside the member countries consists of loans under the Bank’s Project Investment Loan facility for projects in emerging markets. NIB also grants loans to projects in the OECD area.

The table below is based on the region where the borrowers reside. (1)

	2005	2004
	Net interest income	Net interest income
Member countries (2)
Denmark	5,571	5,590
Estonia	1,124	1,501
Finland	15,609	15,484
Iceland	3,046	2,372
Latvia	1,174	1,406
Lithuania	315	402
Norway	6,464	5,725
Sweden	22,666	21,370
Total, member countries	55,969	53,849

	2005	2004
	Net interest income	Net interest income
International loans
Africa	2,220	2,188
Asia	7,369	6,804
Central and Eastern Europe	4,350	4,056
Latin America	6,406	5,235
Middle East	1,260	1,378
Total, international loans	21,605	19,661
Total, net interest income from lending	77,574	73,510

(1) According to the domicile of the borrower’s group headquarters.
(2) Up until 1 January 2005, when Estonia, Latvia and Lithuania became members of the Bank, the Bank’s member countries consisted of the Nordic countries alone.

(2) INTEREST INCOME AND INTEREST EXPENSE
(Amounts in EUR 1,000)

	2005	2004
Interest income
Cash and cash equivalents	102,841	77,007
Placements with credit institutions for more than 6 months	2,305	2,557
Debt securities of more than 6 months	59,801	58,531
Loans outstanding	363,590	309,129
Other interest income	262	303
Total, interest income	528,799	447,527

Interest expense
Short-term amounts owed to credit institutions	13,229	6,515
Long-term amounts owed to credit institutions	2,228	2,328
Debts evidenced by certificates	620,167	610,531
Swap contracts and other interest expenses, net	-283,398	-342,380
Borrowing costs	7,909	7,370
Total, interest expense	360,135	284,364

(3) COMMISSION INCOME AND FEES RECEIVED
(Amounts in EUR 1,000)

	2005	2004
Commitment fees	2,065	1,803
Loan disbursement fees	3,256	1,875
Guarantee commissions	139	156
Premiums on prepayments of loans	3,030	3,995
Commissions on lending of securities	143	169
Total, commission income and fees received	8,634	7,998

(4) NET PROFIT ON FINANCIAL OPERATIONS
(Amounts in EUR 1,000)

	2005	2004
Debt securities in trading portfolio, realised gains and losses	19,708	13,095
Debt securities in trading portfolio, unrealised gains and losses	-8,927	7,019
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	3,770	3,927
Changes in fair value of non-hedging derivatives, unrealised gains and losses	1,049	-2,005
Repurchase of NIB bonds, other items	1,736	752
Total, net profit on financial operations	17,335	22,788

(5) GENERAL ADMINISTRATIVE EXPENSES
(Amounts in EUR 1,000)

	2005	2004
Personnel costs	15,870	14,714
Pension premiums in accordance with the Finnish state pension system	2,913	2,549
Other pension premiums	1,147	829
Office premises costs	1,385	1,353
IT costs	1,879	1,966
Other general administrative expenses	6,495	5,535
Cost coverage, NDF and NEFCO	-820	-938
Cost coverage, rental income and other administrative income	-601	-643
Total	28,268	25,365

Host country reimbursement according to agreement with the Finnish Government	-4,234	-3,970
Net	24,034	21,395

	2005	2004
Remuneration to the auditors Audit fee (1)	125	131
Other audit-related service fee	18	2
Total remuneration	143	132

(1) The cost of issuing comfort letters and certificates in relation to the borrowing operations of the Bank is included in the audit fee.

	2005	2004
Average number of employees	151	148
Average age of the staff	43	44
Average period (years) of employment	10	9

Distribution by gender
All employees
Females	74	73
Males	76	74
Management Committee
Females	1	1
Males	6	6

Compensation for the Board of Directors, the Control Committee, the President and Management Committee

Compensation for the Board of Directors and the Control Committee is set by the Board of Governors. The compensation consists of fixed remuneration and meeting fees.

The Board of Directors makes decisions concerning the employment and the remuneration of the Bank’s Management Committee. The remuneration package for the management includes a fixed base salary and customary fringe benefits (car, mobile phone). The Bank does not pay bonuses based on the results of the Bank.

Compensation for the Chairman and the Members of the Board of Directors, the Control Committee, the President and the Members of the Management Committee is presented in the table below:

(Amounts in EUR)

	2005		2004
	Compensation/ Taxable income		Compensation/ Taxable income

Chairman of the Board of Directors	13,790		13,956
Members of the Board of Directors	80,915		86,351
Control Committee	23,760		21,550
President	600,020	*)	369,831
Members of the Management Committee	1,346,747		1,290,100

*) The figure includes a retirement package of EUR 214,915 for the previous President.

NIB is responsible for arranging the pension security for its employees. The current pension arrangements consist of pension based on the Finnish state pension system (VEL Pension) as basis for the pension benefits and supplementary pension arranged by the employer on a facultative basis as group pension. The supplementary pension insurance is based on a defined contribution plan.

The Bank has entered into arrangements with another financial institution (commercial bank), whereby permanently employed staff members (including the Management Committee) may be granted staff loans in accordance with the Bank’s staff regulations. The same interest rates, terms and conditions are applicable to all said employees. The rates are set with reference to the so-called base rate determined from time to time by the Finnish Ministry of Finance. As of 31 December 2005, the total outstanding amount of staff loans to the Management Committee was EUR 65,564.

Rental agreement

NIB operates in its own office building in Helsinki. Of the building’s total area of 18,500 m², 2,000 m² are rented to other parties. The Bank rents an additional office space of 570 m² in Helsinki. Furthermore, the Bank rents office space totaling 353 m² in the Nordic countries and in Singapore.

(6) CREDIT LOSS / RECOVERY
(Amounts in EUR 1,000)

	2005	2004
Credit losses covered by credit losses previously recognised	947	—
Credit losses recognised during the year	—	702
Reversals of previously recognised credit losses	-1,066	-4,466
Credit loss / recovery, net	-119	-3,764

See also Note 8.

(7) FINANCIAL PLACEMENTS

The debt securities were issued by the following counterparties:
(Amounts in EUR million)

	2005	2004
Governments	425	519
Public institutions	78	12
Other	799	720
Total, debt securities	1,303	1,251

These debt securities are at fixed interest rates.

The distribution of the Bank’s debt security portfolios was as follows:
(Amounts in EUR million)

	Book value		Fair value
	2005	2004	2005	2004
Trading portfolio	273	304	273	304
Held-to-maturity portfolio	1,030	947	1,086	1,007
Total, debt securities	1,303	1,251	1,358	1,311

(8) LOANS OUTSTANDING AND GUARANTEE COMMITMENTS

Loans outstanding were distributed as follows over the Bank’s four loan facilities:
(Amounts in EUR million)

	2005	2004
Ordinary Loans
Investment loans in the member countries	9,404	8,446
Investment loans in other countries	116	24
Regional loans in the Nordic countries	60	64
Adjustment to hedge accounting	33	48
Total	9,613	8,583

Project Investment Loans (PIL)
Africa	261	246
Asia	839	632
Central and Eastern Europe	340	267
Latin America	459	380
Middle East	116	111
Adjustment to hedge accounting	3	5
Total	2,017	1,640

Environmental Investment Loans (MIL)	83	44
Baltic Investment Loans (BIL)	4	12
Total, loans outstanding	11,717	10,279

The figure for loans outstanding, EUR 11,717 million, includes medium-term notes (MTN) of EUR 2,167 million (1,826). These are held at cost unless they form a part of a qualifying hedging relationship with a derivative. In a hedge accounting relationship the MTNs are recorded at fair value.

Loans outstanding at floating interest rates amounted to EUR 10,248 million (9,028), while those at fixed interest rates amounted to EUR 1,432 million (1,199). Guarantees issued under ordinary lending amounted to EUR 25.0 million (25.0) as of 31 December 2005.

Credit losses

A total of EUR 0.5 million (1.0) has been deducted from the Bank’s loans outstanding for impairment losses on loans. This amount was comprised only of impairment losses on Project Investment Loans. The following changes were recognized in the balance sheet in respect of impairment losses:

(Amounts in EUR million)

	2005	2004
Impairment losses as of 1 January	1.0	4.8
Impairment losses recognised during the year	0.5	0.7
Reversals of previously recognised impairment losses	-1.1	-4.5
Exchange rate adjustments	0.1	—
Impairment losses as of 31 December	0.5	1.0

See also Note 6.

The distribution of impairment losses was as follows:

(Amounts in EUR million)

Distribution by loan facility:	2005	2004
Ordinary Loans
Investment loans in the member countries	—	—
Project Investment Loans (PIL)
Asia	—	—
Central and Eastern Europe	—	—
Latin America	0.5	1.0
Total, impairment losses	0.5	1.0

As of 31 December 2005, all of the Bank’s loans were performing.

As of 31 December 2005, loans agreed but not yet disbursed amounted to the following:
(Amounts in EUR million)

Loans agreed but not yet disbursed	2005	2004
Ordinary Loans	690	432
Project Investment Loans	820	632
Environmental Investment Loans	115	84
Total, loans agreed but not yet disbursed	1,625	1,147

The amounts set forth above for loans agreed but not yet disbursed include loans in considerable amounts, where certain conditions, primarily interest rate conditions, may not yet have been finally approved. They therefore cannot be considered as binding commitments for the Bank.

Currency distribution of loans outstanding
(Nominal amounts, in EUR million)

	Ordinary Loans		PIL loans		Total (1)
Currency	2005	2004	2005	2004	2005	2004
Nordic currencies	3,161	2,835	1	2	3,163	2,837
EUR	5,048	4,461	335	238	5,454	4,751
USD	1,249	1,130	1,645	1,358	2,910	2,492
Other currencies	121	108	33	37	154	146
Total	9,580	8,535	2,014	1,636	11,680	10,226

Adjustment to hedge accounting	33	48	3	5	36	53
Total, loans outstanding	9,613	8,583	2,017	1,64	11,717	10,279

(1) The total amount also includes EUR 83 million (44) in Environmental Investment Loans (MIL) and EUR 4 million (12) in Baltic Investment Loans (BIL).

Sectoral distribution
(Amounts in EUR million)

Loans outstanding as of 31 December	2005	2005	2004	2004
Manufacturing	4,518	39%	4,052	40%
Energy	3,054	26%	2,540	25%
Transport and communication	1,590	14%	1,412	14%
Trade and services	826	7%	760	7%
Banking and finance (2)	887	8%	746	7%
Regional loans	60	1%	64	1%
Other	747	6%	652	6%
Adjustment to hedge accounting	36	0%	53	0%
Total	11,717	100%	10,279	100%

Loans disbursed	2005	2005	2004	2004
Manufacturing	737	35%	410	30%
Energy	535	26%	320	24%
Transport and communication	299	14%	245	18%
Trade and services	157	8%	133	10%
Banking and finance (2)	229	11%	91	7%
Regional loans	—	0%	—	0%
Other	137	7%	147	11%
Total	2,092	100%	1,348	100%

(2) Including the Bank’s financial intermediaries.

Distribution of loans outstanding and guarantees by various types of security
The following table shows loans outstanding, including guarantee commitments distributed by type of security:
(Amounts in EUR million)

As of 31 December 2005	Amount	Total amount	Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	187
Loans to or guaranteed by other countries	1,534	1,721	14.7
Loans to or guaranteed by local authorities in member countries		319	2.7
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		656	5.6
Loans to or guaranteed by banks		792	6.8
Other loans
Backed by a lien or other security in property	389
With a guarantee from the parent company and other guarantees	1,839
With a negative pledge clause and other covenants	5,960
Without formal security	30	8,218	70.2
Total		11,706	100.0

Adjustment to hedge accounting		36
Total, loans outstanding (including guarantees)		11,742

As of 31 December 2004	Amount	Total amount	Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	116
Loans to or guaranteed by other countries	1,368	1,484	14.5
Loans to or guaranteed by local authorities in member countries		300	2.9
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		619	6.0
Loans to or guaranteed by banks		669	6.5
Other loans
Backed by a lien or other security in property	402
With a guarantee from the parent company and other guarantees	1,772
With a negative pledge clause and other covenants	4,986
Without formal security	18	7,178	70.0
Total		10,251	100.0

Adjustment to hedge accounting		53
Total, loans outstanding (including guarantees)		10,304

According to NIB’s Statutes, the member countries shall cover the Bank’s losses arising from failure of payment in connection with PIL loans up to the following amounts:
(Amounts in EUR 1,000)

	2005		2004
Member country	Amount of guarantee	Share, in %	Amount of guarantee	Share, in %
Denmark	377,821	21.0	391,225	21.7
Estonia	13,139	0.7	—	—
Finland	344,860	19.2	357,094	19.8
Iceland	15,586	0.9	16,139	0.9
Latvia	19,058	1.1	—	—
Lithuania	29,472	1.6	—	—
Norway	329,309	18.3	340,991	19.0
Sweden	670,755	37.3	694,551	38.6
Total	1,800,000	100.0	1,800,000	100.0

According to NIB’s Statutes, the member countries shall cover 100% of the Bank’s losses arising from failure of payment in connection with MIL loans up to the following amounts:
(Amounts in EUR 1,000)

	2005		2004
Member country	Amount of guarantee	Share, in %	Amount of guarantee	Share, in %
Denmark	70,113	23.4	72,600	24.2
Estonia	2,190	0.7	—	—
Finland	51,377	17.1	53,200	17.7
Iceland	3,187	1.1	3,300	1.1
Latvia	3,176	1.1	—	—
Lithuania	4,912	1.6	—	—
Norway	61,324	20.4	63,500	21.2
Sweden	103,720	34.6	107,400	35.8
Total	300,000	100.0	300,000	100.0

In consequence of the Bank’s membership enlargement, the share of each member country in the guarantees for the PIL and MIL facilities changed as of 1 January 2005.

In addition, BIL loans outstanding totaled EUR 4 million (12) and were guaranteed by the Nordic countries at 100%.

(9) INTANGIBLE AND TANGIBLE ASSETS

The Bank’s intangible assets amounted to EUR 7.4 million (5.9).

As of 31 December 2005, the historical cost of buildings and land was recognized in the balance sheet, net of depreciation on the buildings in accordance with the depreciation plan, at EUR 29.0 million (29.6). Shares providing ownership rights in connection with employee housing accommodation and other shares and holdings have a balance sheet value of EUR 1.1 million (1.1).

The value of office equipment and other tangible assets is recognized at EUR 4.8 million (5.3).

(10) DEPRECIATIONS
(Amounts in EUR 1,000)

	2005	2004
Intangible assets	1,357	811
Tangible assets
Buildings	670	670
Office equipment	1,766	1,399
Total	3,794	2,880

(11) OTHER ASSETS
(Amounts in EUR million)

Derivatives are included in “Other assets.”

	2005	2004

Floating interest rates, nominal amount	8,870	6,824
Fixed interest rates, nominal amount	12,536	10,539
Total, nominal amount	21,406	17,363
Netting of nominal amount per derivative	-20,818	-16,724
Derivative receivables, net (1)	588	639
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	488	569
Derivative instruments	1,076	1,208
Other	3	3
Total	1,079	1,212

(1) Includes capitalised swap fees.

Derivatives are carried at fair value in the balance sheet net per contract. Thus, swap contracts with a positive net fair value are recognized in the balance sheet under “Other assets,” while swap contracts with a negative net fair value are recognized under “Other liabilities.”

(12) OUTSTANDING DEBTS EVIDENCED BY CERTIFICATES AND SWAPS

At year-end, the Bank’s borrowings evidenced by certificates were distributed among the currencies shown in the table below. The table also demonstrates the distribution of borrowings by currency on an after-swap basis:
(Amounts in EUR million)

			Swap contracts
	Borrowing		payable/receivable		Net currency
Currency	2005	2004	2005	2004	2005	2004
Nordic currencies	945	1,031	2,284	1,842	3,229	2,873
EUR	939	830	6,048	5,618	6,987	6,448
USD	6,454	4,500	-2,643	-1,391	3,811	3,108
JPY	1,462	1,560	-1,424	-1,522	38	38
GBP	1,791	1,827	-1,771	-1,810	20	17
HKD	457	450	-457	-450	—	—
Other currencies	1,981	1,571	-1,909	-1,526	71	45
Total	14,028	11,769	127	762	14,155	12,530

Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	427	586	-409	-548	18	38
Swap fees	—	—	141	143	141	143
Total, borrowing outstanding	14,456	12,355	-141	357	14,315	12,711

The table set forth above includes 244 (237) borrowing transactions in the equivalent amount of EUR 9,203 million (8,116) entered into under the Bank’s euro medium-term note programme, 4 (4) borrowing transactions in the equivalent amount of EUR 170 million (177) under the Bank’s Swedish medium-term note programme, and 4 (3) borrowing transactions in the equivalent amount of EUR 3,391 million (2,202) under the Bank’s U.S. medium-term note programme. The Bank has established a USD 600 million commercial paper programme in Europe and another USD 600 million programme in the United States.

Of debt securities issued, the amount of EUR 1,767 million (1,556) is at floating interest rates, while EUR 12,019 million (9,998) is at fixed interest rates. Other borrowing transactions, amounting to EUR 242 million (215), are at fixed interest rates.

(13) OTHER LIABILITIES
(Amounts in EUR million)
Derivatives are included in “Other liabilities.”

	2005	2004

Floating interest rates, nominal amount	20,106	16,919
Fixed interest rates, nominal amount	1,426	1,207
Total, nominal amount	21,532	18,126
Netting of nominal amount per derivative	-20,676	-16,582
Derivative payables, net (1)	856	1,544
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	79	21
Derivative instruments	935	1,565
Other	5	4
Total	940	1,569

(1) Includes capitalised swap fees.

Derivatives are carried at fair value in the balance sheet net per contract. Thus, swap contracts with a positive net fair value are recognized in the balance sheet under “Other assets,” while swap contracts with a negative net fair value are recognized under “Other liabilities.”

(14) AUTHORISED CAPITAL—PAID-IN CAPITAL
The member countries’ portions of authorized capital are as follows:
(Amounts in EUR million)

Member country	2005	Share, in %	2004	Share, in %
Denmark	881.1	21.3	881.1	22.0
Estonia	30.2	0.7	—	—
Finland	765.8	18.5	765.8	19.2
Iceland	38.6	0.9	38.6	1.0
Latvia	43.9	1.1	—	—
Lithuania	67.8	1.6	—	—
Norway	793.1	19.1	793.1	19.8
Sweden	1,521.4	36.7	1,521.4	38.0
Total	4,141.9	100.0	4,000.0	100.0

The member countries’ portions of paid-in capital are as follows:
(Amounts in EUR million)

Member country	2005	Share, in %	2004	Share, in %
Denmark	89.2	21.3	89.2	22.1
Estonia	3.1	0.7	—	—
Finland	74.4	17.8	74.4	18.4
Iceland	3.9	0.9	3.9	1.0
Latvia	4.4	1.1	—	—
Lithuania	6.9	1.6	—	—
Norway	77.1	18.4	77.1	19.1
Sweden	159.5	38.1	159.5	39.5
Total	418.6	100.0	404.3	100.0

Due to the fact that Estonia, Latvia and Lithuania became members of the Bank on 1 January 2005, the Bank’s authorized capital increased to EUR 4,141.9 million as of 1 January 2005 and the paid-in portion of the authorized capital increased to EUR 418.6 million. In consequence of the Bank’s membership enlargement, the share of each member country in the authorized capital changed as of 1 January 2005.

The new member countries shall make their payments of the paid-in portion pursuant to an agreed schedule of payments in three annual installments, the first of which was made on 31 March 2005.

(15) STATUTORY RESERVE AND CREDIT RISK FUNDS

At the end of 2005, the Statutory Reserve amounted to EUR 645.0 million, or 15.6% of the Bank’s authorized capital of EUR 4,141.9 million. No appropriations were made to the Statutory Reserve from the profits of the financial year 2004.

The General Credit Risk Fund recognized in “Equity” is built up by means of allocations from prior years’ profits. This fund is established to cover unidentified, exceptional credit losses. The Statutory Reserve and the General Credit Risk Fund together constitute the Bank’s general reserves. The General Credit Risk Fund amounted to EUR 424.4 million in 2005. The Board of Directors is proposing that EUR 110.3 million be allocated to this fund from the year’s profits.

In accordance with its Statutes, the Bank has a Special Credit Risk Fund for the Project Investment Loan facility. This fund is primarily designed to cover the Bank’s own risk in respect of this loan facility. In 2005, the fund amounted to EUR 238.2 million. The Bank assumes 100% of any losses under individual PIL loans, up to the amount available at any given time in the Special Credit Risk Fund for PIL. Only after this fund has been fully used, can the Board of Directors call the member countries’ guarantees.

In addition, the Bank has established a EUR 4.3 million fund in “Equity” for the HIPC Programme (Debt Initiative for Heavily Indebted Poor Countries).

Taken together, these credit risk funds (General Credit Risk Fund, Special Credit Risk Fund PIL and Fund for the HIPC Programme) amounted to EUR 666.9 million as of 31 December 2005.

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have, as of 1 January 2005, agreed to pay to the Bank’s reserves altogether the amount of EUR 42.7 million in the same proportion as their share of the subscribed capital. Estonia, Latvia and Lithuania will make their payments in semi-annual installments in accordance with individual payment agreements during the period from 31 March 2008 to 30 September 2012.

(16) COLLATERAL AND COMMITMENTS
(Amounts in EUR million)

	2005	2004
Guarantees issued (Note 8)	25	25
Loans agreed but not yet disbursed (Note 8)	1,625	1,147
Borrowing commitments	—	32
Subscription to shares in the European Investment Fund,
unpaid portion (NIB sold its shares in the EIF during 2005)	—	4

Securities as collaterals for repurchase agreements (1)	105	—

Collateral with respect to derivatives exposure
Collateral received (2)	268	223
Collateral given (1)	—	313

(1) Book value
(2) Fair value

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS
(Amounts in EUR million)

	2005			2004
	Carrying	Fair		Carrying	Fair
	amount	value	Difference	amount	value	Difference
Assets
Cash and cash equivalents	3,569	3,569	—	3,198	3,198	—
Placements with credit institutions	106	106	—	90	90	—
Debt securities	1,303	1,358	55	1,251	1,311	60
Other financial placements	7	8	1	7	7	—
Loans outstanding	11,717	11,713	-4	10,279	10,281	2
Derivatives, net	1,076	1,076	—	1,208	1,208	—
			52			62

Liabilities
Short-term amounts owed to credit institutions	468	468	—	322	322	—
Long-term amounts owed to credit institutions	100	100	—	94	94	—
Debt securities issued	14,205	14,206	1	12,132	12,135	3
Other debt	251	251	—	222	222	—
Derivatives, net	935	935	—	1,565	1,565	—
			1			3

Net			51			59

(18) MATURITY PROFILE
(Amounts in EUR million)

The table set forth below presents assets and liabilities according to their remaining maturities, calculated from closing date to maturity date. The possibility of prepayments is taken into consideration regarding derivative contracts and borrowing transactions. Loans outstanding, however, are reported according to the latest possible repayment date. Those assets and liabilities that do not have a contractual maturity date, as well as all value adjustments, are recognized in the “Undefined” column. See also Notes 11 and 13.

	0-6	6-12	1-5	5-10	More than
	months	months	years	years	10 years	Undefined	Total
Assets
Cash and cash equivalents	801	332	1,792	565	77	2	3,569
Financial placements
Placements with credit institutions	48	57	—	—	—	2	106
Debt securities	130	—	581	385	204	3	1,303
Other	—	—	—	—	—	7	7
	177	57	581	385	204	12	1,416
Lending
Loans outstanding	543	606	4, 990	4,398	1,144	36	11,717
Intangible assets	—	—	—	—	—	7	7
Tangible assets	—	—	—	—	—	35	35
Other assets
Derivatives
Receivables (1)	799	755	5,148	1,972	1,395	488	10,557
Payables	-742	-741	-4,921	-1,889	-1,188	—	-9,481
	56	14	227	83	208	488	1,076
Other assets	—	—	—	—	—	3	3

Paid-in capital and payments to the Bank’s reserves, receivable	—	—	—	—	—	52	52

Accured interest and fees receivable	—	—	—	—	—	305	305
Total assets	1,578	1,008	7,590	5,431	1,633	940	18,178

	0-6	6-12	1-5	5-10	More than
	months	months	years	years	10 years	Undefined	Total
Liabilities and equity
Liabilitites
Amounts owed to credit instructions
Short-term	468	—	—	—	—	—	468
Long-term	48	52	—	—	—	—	100
	516	52	—	—	—	—	568

Debts evidenced by certificates	2,152	769	7,894	1,682	1,531	427	14,456
Other liabilities
Derivatives
Receivables (1)	-2,096	-304	-6,598	-1,164	-1,034	79	-11,116
Payables	2,280	338	6,953	1,268	1,212	—	12,051
	185	34	355	104	178	79	935
Other liabilities	—	—	—	—	—	5	5
Accured interest and fees payable	—	—	—	—	—	269	269
Total liabilities	2,853	856	8,249	1,786	1,709	781	16,233
Equity	—	—	—	—	—	1,946	1,946
Total liabilities and equity	2,853	856	8,249	1,786	1,709	2,726	18,178
Net during the period	-1,275	152	-659	3,645	-76	-1,787	—
Cumulative net during the period	-1,275	-1,123	-1,782	1,863	1,787	—	—

(1) Including swap fees.

(19) AVERAGE BALANCE SHEET
(Amounts in EUR million)

	2005	2004
Assets
Cash and cash equivalents	3,872	3,621
Financial placements
Placements with credit institutions	102	128
Debt securities	1,311	1,227
Other	7	8
	1,420	1,362

Lending
Loans outstanding	10,974	10,414
Intangible assets	6	4
Tangible assets	35	35
Other assets
Derivatives	1,162	1,344
Other assets	3	5
	1,165	1,349

Paid-in capital and payments to the Bank’s reserves, receivable	20	—

Accrued interest and fees receivable	298	325
Total assets	17,790	17,111

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	549	296
Long-term amounts owed to credit institutions	104	126
	653	422

Debts evidenced by certificates
Debt securities issued	13,640	13,245
Other debt	233	242
	13,873	13,487

Other liabilities
Derivatives	1,142	1,205
Other liabilities	6	6
	1,147	1,211

Accrued interest and fees payable	259	283
Total liabilities	15,932	15,404

Equity	1,858	1,707
Total liabilities and equity	17,790	17,111

The average balance sheet is calculated on a monthly basis.

(20) CASH FLOW STATEMENT
(Amounts in EUR 1,000)

	2005 *	2004 *
Profit for the year	165,295	172,367
Amortisation of issuing charges	7,909	7,370
Market value adjustment, trading portfolio	7,020	-5,039
Depreciation in value of tangible and intangible assets	3,794	2,880
Change in accrued interest and fees (assets)	-20,710	46,669
Change in accrued interest and fees (liabilities)	27,716	-40,476
Credit loss / recovery	-119	-3,764
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	-4,819	-1,921
Other adjustments to the year’s profit	-22	-245
Cash flow from operating activities	186,065	177,841

Specification of the change in cash and cash equivalents on 31 December:
(Amounts in EUR 1,000)

	2005	2004
Cash and balances with banks	8,427	12,706
Short-term placements with credit institutions	694,750	505,724
Liquid debt securities at floating interest rates	2,865,384	2,679,922
Cash and cash equivalents	3,568,561	3,198,351

Short-term amounts owed to credit institutions	-467,985	-322,378
Net liquidity	3,100,576	2,875,973

Change in net liquidity	224,603	131,678

*       The cash flow statement for 2005 has been changed as follows:

-     Changes in accrued interest on swaps are handled per swap contract.

-     Changes in swap receivables and payables are handled gross per swap contract.

This is done in order to improve the transparency of the cash flow statement and to facilitate the reconciliation of the cash flows to the balance sheet.
The figures for 2004 have been adjusted accordingly.

(21) EXCHANGE RATES

		EUR rate on		EUR rate on
		30 Dec 2005		31 Dec 2004
DKK	Danish Krone	7.4605		7.4388
EEK	Estonian Kroon	15.6466	*	15.6466	*
ISK	Icelandic Króna	74.57		83.6
LVL	Latvian Lats	0.6962		0.6979
NOK	Norwegian Krone	7.985		8.2365
SEK	Swedish Krona	9.3885		9.0206
AUD	Australian Dollar	1.6109		1.7459
CAD	Canadian Dollar	1.3725		1.6416
CHF	Swiss Franc	1.5551		1.5429
CZK	Czech Koruna	29.0		30.464
GBP	Pound Sterling	0.6853		0.70505
HKD	Hong Kong Dollar	9.1474		10.5881
JPY	Japanese Yen	138.9		139.65
NZD	New Zealand Dollar	1.727		1.8871
PLN	Polish Zloty	3.86		4.0845
SDR	Special Drawing Right	0.82539	**	0.88	***
SGD	Singapore Dollar	1.9628		2.2262
SKK	Slovak Koruna	37.88		38.745
TRY	New Turkish Lira	1.5924		—
TWD	New Taiwan Dollar	38.739	**	43.34202	***
USD	United States Dollar	1.1797		1.3621
ZAR	South African Rand	7.4642		7.6897

*       Fixed exchange rate in Currency Board arrangement with regard to the euro.

**     The exchange rate is calculated by using the market rate for USD/relevant currency, as of 30 December 2005, which then provides the EUR/relevant currency rate.

***  The exchange rate is calculated by using the market rate for USD/relevant currency, as of 30 December 2004, which then provides the EUR/relevant currency rate.

AUDITORS’ REPORTS

To the Control Committee of the Nordic Investment Bank

In our capacity as auditors appointed by the Control Committee of the Nordic Investment Bank we have audited the financial statements, the accounting records and the administration of the Bank for the year 2005. The Board of Directors and the President are responsible for the accounting documents as well as the administration. Based on our audit, it is our responsibility to express an opinion on the financial statements and the administration of the Bank.

Our audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates as well as evaluation of the overall financial statement presentation. Our audit also included a review of whether the Board of Directors’ and the President’s administration have complied with the Statutes of the Bank. We believe that our audit provides a reasonable basis for our opinions below.

In our opinion the financial statements give a true and fair view of the financial position of the Nordic Investment Bank as at 31 December 2005 and of the results of its operations and its cash flows in 2005 in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board. It is also our opinion that the administration of the Board of Directors and the President complied with the Statutes of the Bank.

Helsinki, 10 March 2006

Per-Olof Johansson
Authorised Public Accountant
Ernst & Young, Helsinki

Erik Mamelund
State Authorised Public Accountant
Ernst & Young, Oslo

To the Board of Governors of the Nordic Investment Bank

Statement by the Control Committee of the Nordic Investment Bank on the audit of the administration and accounts of the Bank

In accordance with section 17 of the Statutes of the Nordic Investment Bank, we have been appointed to control the operations of the Bank and to be responsible for the auditing of the Bank’s accounts. After having completed our assignment for the year 2005, we hereby submit the following report.

The Control Committee met during the financial year, as well as after the Bank’s financial statements had been prepared. Control and examination measures considered necessary were then performed. The Annual Report of the Bank was examined at a meeting in Helsinki on 10 March 2006. In carrying out its tasks, the Control Committee received such information and carried out such examination measures as it deemed necessary to assess the Bank’s position in regard to its risks. We have also received the Auditors’ Report, submitted on 10 March 2006 by the authorised public accountants appointed by the Control Committee.

Following our audit, we note that:

•      The Bank’s operations during the financial year have been conducted in accordance with the Statutes, and that

•      The financial statements give a true and fair view of the financial position of the Bank as at 31 December 2005 and of its results and financing in 2005. The profit and loss account shows a profit of EUR 165,295,121.82 for the financial period.

We recommend to the Board of Governors that:

•      The appropriation of the Bank’s profits for the financial period, as proposed by the Board of Directors, be approved;

•      The profit and loss account and the balance sheet be adopted;

•      The proposal by the Board of Directors regarding distribution of dividends to the Bank’s owners be approved; and

•      The Board of Directors and the President be discharged from liability for the administration of the Bank’s operations during the accounting period examined by us.

Helsinki, 10 March 2006

Bill Fransson
Arja Alho
Meelis Atonen
Sigita Burbienė
Valdis Dombrovskis
Trond Helleland
Per Kaalund
Dace Nulle
Steingrímur J. Sigfússon
Tuve Skånberg